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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cronos Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 925
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis J. Tietz 415-677-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Abbots House, Abbey Street, Reading RG1 3BD, United Kingdom
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
185

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Tietz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronos Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

See attached certificate

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On February 20, 2007 (Date) before me, Tiffany M. Chan, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Dennis J. Tietz (Name(s) of Signer(s)),

☑ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


TIFFANY M. CHAN
Commission # 1712781
Notary Public - California
San Francisco County
My Comm. Expires Jan 2, 2011

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Form X-17A-5

Document Date: February 20, 2007 Number of Pages: 15

Signer(s) Other Than Named Above: Ø

Capacity(ies) Claimed by Signer(s)

Signer's Name: Dennis J. Tietz

☐ Individual
☑ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: Cronos

RIGHT THUMBPRINT OF SIGNER

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Signer's Name:

☐ Individual
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

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CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

(SEC I.D. No. 8-25603)

Financial Statements and
Supplemental Schedules for the year ended
December 31, 2006 and
Independent Auditors' Report and
Supplemental Report on Internal Control


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
185
SECTION

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of Cronos Capital Corp.)

Table of Contents

This report contains (check all applicable boxes):

Independent Auditors' Report

The Board of Directors
Cronos Securities Corp.
San Francisco, California

We have audited the accompanying statement of financial condition of Cronos Securities Corp. (the "Company"), (a wholly-owned subsidiary of Cronos Capital Corp.) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cronos Securities Corp. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in accompany ing table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Reading, United Kingdom
February 23, 2007

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	143,572
Other assets		1,113
Deferred income tax asset		590
Total assets	$	145,275
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and other accrued expenses	$	473
Accrued professional services fees		12,141
Income taxes payable		17,517
Total liabilities		30,131
Shareholder's equity:		
Common stock, no par value. Authorized 100,000 shares; issued and outstanding: 1,000 shares, assigned value $10,000		10,000
Retained earnings		105,144
Total shareholder's equity		115,144
Total liabilities and shareholder's equity	$	145,275

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Income

For the year ended December 31, 2006

Underwriting commissions	$	79,600
Operating expenses		
Professional services fees		18,760
Other operating expenses		4,946
Total operating expenses		23,706
Income from operations		55,894
Interest income		4,396
Income before income taxes		60,290
Income taxes		26,038
Net income	$	34,252

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2006	1,000	$ 10,000	$ 70,892	$ 80,892
Net income	-	-	34,252	34,252
Balances at December 31, 2006	1,000	$ 10,000	$ 105,144	$ 115,144

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Cash Flows

For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 34,252
Adjustments to reconcile net income to net cash Provided by operating activities:	
Deferred income tax	9,330
Changes in assets and liabilities:	
Increase in other assets	(210)
Increase in accounts payable and accrued expenses	(5,559)
Decrease in income tax payable	15,908
Net cash provided by operating activities	53,721
Cash and cash equivalents, at beginning of year	89,851
Cash and cash equivalents, at end of year	$ 143,572

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$ 800

Cash received during the year for:

Interest	$ 4,128

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Notes to Financial Statements

December 31, 2006

(1) Summary of Significant Accounting Policies -

Nature of Operations and Organization

Cronos Securities Corp. ("CSC"), was incorporated in the state of California in October of 1980 and began operations in 1981. CSC is a registered broker and dealer in securities, and a member of the NASD, Inc. The main business of CSC has been as an underwriter for the offer and sale of limited partnership interests in those partnerships sponsored by Cronos Capital Corp. ("CCC").

CSC is a wholly-owned subsidiary of CCC. The Cronos Group ("Cronos"), is the indirect corporate parent of CCC. Cronos is a limited liability company incorporated in Luxembourg. The principal activity of Cronos and its subsidiaries is the leasing of marine containers, which are owned either by third-party container owners or Cronos, to ocean carriers. The financial condition, results of operations and cash flows of CSC are indirectly dependent in substantial part on actions taken by the management and the Board of Directors of Cronos.

CSC uses the accrual method of accounting for both financial reporting and income tax purposes. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("the FASB") issued FIN No. 48 – "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier adoption is encouraged, providing no financial statements have yet been issued during the fiscal year. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 – "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. CSC will adopt FIN 48 on January 1, 2007. Management is currently evaluating FIN 48 to determine if its adoption will have an impact on the financial position or result of operations of the Company.

In September 2006, the FASB issued SFAS No. 157 – "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for financial statements for fiscal years beginning after November 17, 2007 and interim periods beginning after that date. Earlier adoption is encouraged, providing no financial statements have yet been issued during the fiscal year. SFAS 157 defines fair value, the methods used to measure fair value and will require expanded disclosures about fair value measurements. CSC will adopt SFAS 157 on January 1, 2007 but does not expect adoption to have a significant impact on the financial position or result of operations of the Company.

In September 2006, the Securities and Exchange Commission ("the SEC") issued Staff Accounting Bulletin No. 108, Section N to Topic 1, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the evaluation of prior year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption, should either approach result in quantifying an error that is material in the light of quantitative and qualitative factors, SAB 108 guidance allows for a one-time cumulative effect adjustment to opening retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with SFAS No. 154 – "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". SAB 108 is effective for financial statements for fiscal years ending after November 15, 2006. Management has evaluated the impact of SAB 108 and does not expect adoption to have a significant impact on the financial position or result of operations of CSC.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Notes to Financial Statements

December 31, 2006

(2) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly liquid securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents in these accounts are carried at cost which approximates fair value, and at times, may exceed federally insured limits. CSC has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(3) Income Taxes

Under the terms of an intercompany tax allocation agreement, CSC's federal income tax and state franchise tax are filed on a consolidated and combined return basis, respectively, with CCC. In accordance with the intercompany tax sharing agreement, CSC is allocated income taxes to the extent its taxable income increases the consolidated tax liability. Similarly, CSC is allocated income tax benefits arising from taxable losses to the extent these losses increase the consolidated tax benefit. The company uses the separate return method to allocated current and deferred tax expense or benefit for the period is determined for each member of a consolidated group by applying the requirements of FASB 109 as if that group member were filing a separate tax return.

The components of income tax expense are as follows for the year ended December 31, 2006:

	2006		
	Current	Deferred	Total
Federal	$ 9,407	$ 14,900	$ 24,307
State	1,731	-	1,731
	$ 11,138	$ 14,900	$ 26,038

The deferred income tax asset for the year ended December 31, 2006 consists primarily of state tax credit to future years. At December 31, 2006, CSC did not have a federal net operating loss carryforward.

The Income taxes payable includes $4,533 due to an affiliate.

The difference between the actual tax expense and the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) is due primarily to state taxes.

(4) Net Capital Requirements

CSC, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the computation provided by the Rule, CSC is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2006, CSC had a net capital requirement of $5,000 with "aggregate indebtedness" and "net capital" of $30,131 and $110,770, respectively, yielding a ratio of aggregate indebtness to net capital of .28 to 1.

(5) Membership in NASD, Inc. ("NASD")

CSC's securities business has consisted of supervising the offer and sale of the limited partnership interests in limited partnerships organized by its parent, CCC. During September 2005, CCC organized a limited partnership program as a private offering under the provisions of Regulation D under the Securities and Exchange Act of 1933. The offering period for this partnership, Cronos Global Income Fund XVIII, L.P., commenced January 2, 2006 and was teriminated on December 31, 2006.

CSC's management believes that these offerings and subsequent programs that CCC may organize will allow CSC to meet the eligibility requirements for continued membership in the NASD as outlined in Article III, Section 1(a) of the NASD's Bylaws, and allow CSC to continue its operations.

Schedule 1

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2006

Shareholder's equity	$	115,144
Less non-allowable assets:		
Other assets and deferred income tax asset		1,703
Less haircuts on securities:		
Money market mutual fund (2% haircut)		2,671
Net capital as defined	$	110,770
Minimum net capital required to be maintained (the greater of $5,000 or 6-2/3% of aggregate indebtedness of $30,131)	$	5,000
Net capital in excess of requirements	$	105,770
Excess net capital at 1000%	$	107,757
Ratio of aggregate indebtedness to net capital		.28 to 1

There are no material differences between the amounts presented above and the amounts reported in CSC's unaudited calculation included in its FOCUS report as of December 31, 2006.

Schedule 2

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Computation for Determination of Reserve Requirements for Brokers
and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Abbots House
Abbey Street
Reading RG1 3BD

Tel: +44 (0) 118 950 8141
Fax: +44 (0) 118 950 8101
www.deloitte.co.uk

February 23, 2007

The Board of Directors
Cronos Securities Corp.
San Francisco, California:

In planning and performing our audit of the financial statements of Cronos Securities Corp. (the "Company"), a wholly-owned subsidiary of Cronos Capital Corp., for the year ended December 31, 2006 (on which we issued our report dated February 15, 2007), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of under the Securities Exchange Commission ("SEC"),, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a

misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



Deloitte & Touche LLP
Reading, United Kingdom

END